Filed by Umpqua Holdings Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

(Commission File No.: 001-34696)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Transcript of joint investor conference call of Umpqua Holdings Corporation and Sterling Financial Corporation held on September 12, 2013.

Corrected Transcript 12-Sep-2013 Umpqua Holdings Corp. (UMPQ) Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call

Corrected Transcript
12-Sep-2013

CORPORATE PARTICIPANTS

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.

OTHER PARTICIPANTS

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Sachin Shah
Analyst, Albert Fried & Co. LLC

Joseph Morford
Analyst, RBC Capital Markets LLC

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC

Julianna Balicka
Analyst, Keefe, Bruyette & Woods, Inc.

Matthew J. Keating
Analyst, Barclays Capital, Inc.

Doug Johnson
Analyst, Evercore Partners (Securities)

MANAGEMENT DISCUSSION SECTION

Operator: Please standby. We're about to begin. Good day, everyone, and welcome to the Umpqua and Sterling Joint Investor Conference Call. Today's conference is being recorded. I would now like to turn the call over to Mr. Ron Farnsworth, Chief Financial Officer. Please go ahead, sir.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

Okay. Thank you, Karina. Good morning, and thank you for joining us today as we discuss the announced merger of Umpqua Holdings Corporation and Sterling Financial Corporation. This presentation includes forward-looking statements within the meaning of the Safe Harbor provisions for the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders.

These statements are necessarily subject to risk and uncertainty, and actual results could differ materially due to certain risk factors, including those set forth in our filings with the SEC. You should not place undue reliance on forward-looking statements, and the company does not intend to correct or update any of the forward-looking statements that we make today.

Specific risks in this presentation include whether shareholders approve the merger, whether the companies receive regulatory approvals, the timing of closing, whether the companies have accurately predicted acquisition

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and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies, and management's ability to effectively integrate the company. Also, this call may be deemed to be offering our solicitation materials of Umpqua and Sterling in connection with the proposed merger of Sterling with and into Umpqua. Shareholders of both companies are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, Sterling, the acquisition and related matters. The directors and executive officers of Umpqua and Sterling may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the persistence and their security holdings can be found in each of Umpqua's and Sterling's most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free on the SEC, Umpqua, and Sterling websites. With me this morning are Ray Davis, President and CEO of Umpqua Holdings Corporation; Greg Seibly, President and CEO of Sterling Financial Corporation; and Cort O'Haver, our Senior Executive Vice President. A two-week rebroadcast of this call will be available two hours after the call by dialing 888-203-1112. This phone number and the access code are also noted in the merger announcement release we issued yesterday. I would now turn the call over to Ray Davis. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. Okay. Good morning, everybody. As you saw last night, Umpqua and Sterling issued a joint press release announcing our agreement to merge, which will create the largest community bank on the West Coast with $22 billion in assets. The deal valued at $2 billion is priced at 1.67 times the tangible book value. I'm very excited and enthusiastic about this transaction with Sterling, I also understand that this transaction is truly transformational for both organizations in many ways. It leverages our expansion efforts over the past 20 years; it creates an institution of size, which I believe is more important than ever to effectively compete within our industry; and perhaps more importantly, it allows our value proposition of being able to compete with more than price while operating as a community bank to evolve to a higher level. Even though Sterling will be our largest transaction, it is totally consistent with our strategy of building a community bank at any size while retaining the unique culture that Umpqua is so well known for. Together, we will be able to scale up the power of our unique brand while evolving our product delivery channels much faster. As Ron will discuss and our investor deck demonstrates, this transaction is highly attractive financially. I will point out that it is also powerful from a strategic point of view, as we will create a locally run institution like no other in the region with almost 400 stores in our five-state footprint. Sterling store network is highly complementary to ours, increasing our scale and many of our stated target markets for growth, Seattle, Portland and the greater San Francisco Bay Area. In addition, the combined company will be able to leverage the Umpqua brand and operating strategy while capitalizing on the business line strength of both companies. The Umpqua and Sterling cultures are very similar. Both companies share a community bank heritage, putting the customer first and serving our markets in ways unlike many of our larger competitors.

From a governance standpoint, as noted on page three of the investor presentation, the combined company will continue as Umpqua Holdings and Umpqua Bank. The headquarters will remain in Portland, Oregon. I will remain CEO of Umpqua Holdings and Umpqua Bank. Cort O'Haver and Greg Seibly will become Co-Presidents of the bank. The Board of Directors will total 13 directors, with nine from Umpqua and four from Sterling, and Peggy Fowler will continue as the Board Chairperson. Both TH Lee Partners and Warburg Pincus, significant shareholders of Sterling, endorse and fully support the deal and each have the right to designate one director on the Board. The new company will combine the best management from each institution to create an overall management team, well positioned for growth, execution and excellence. We will also seek out what we call the best of the best in our integration process. In other words, we will take the best systems, products and processes from each company to strengthen the overall new company. We will form a seven-person Executive Committee made up of myself, Cort O'Haver and Greg Seibly as Co-Presidents; Ron Farnsworth as our Chief Financial Officer; Mark Wardlow as our Chief Credit Officer; and EVPs, Ezra Eckhardt and Dan Sullivan, both of whom will report directly to me and be focused solely on the successful integration of our companies. We welcomed the Sterling employee base to the Umpqua family yesterday in a companywide meeting and conference call. And over the next several days, Greg, Cort, Ezra, Ron and I will embark on an intensive footprint and investor tour. We look forward to it and to working closely with Greg and the Sterling team. In the past four years, they have built an organization we admire, with a strong culture, attractive geographic footprint and shared commitment to serving as customers and communities at the highest level. This transaction also opens the door to the Southern California market for Umpqua. Greg has built a strong infrastructure under the strong leadership of Chief Lending Officer, Dave DePillo. And with Dave's knowledge of the Southern California market and his expertise in multi-family lending, we look forward to continuing growth of this business line and as well as our overall Southern California presence. While clearly our largest transaction, I want to remind investors and analysts that Umpqua has completed 12 transactions since 2000, integrating more than 25 separate bank brands into Umpqua. Our new partners of Sterling are just as experienced, having completed nine. We understand that the integration of our companies will take time and hard work. However, we are confident we will complete this integration successfully like all the others. We have completed comprehensive two-way due diligence and the compelling financial metrics are reflective of that undertaking. We believe this is the right time for this transaction from both the risk and operational perspective. Ron will walk you through the financial impact of the transaction in a few minutes, which I believe is financially compelling for all shareholders, including being highly earnings per share accretive, a low tangible book dilution and earn-back, an attractive internal rate of return, and resulting return on average tangible common equity. But first, I'd like to turn the call over to Greg to say a few words before Ron. J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington) Thanks, Ray. As I stated in the release last night, it's a real pleasure to be here. We're looking forward to joining forces with Umpqua and to creating value for our customers, communities and shareholders. We've long admired Umpqua's commitment and approach to community banking and now have the opportunity to collectively create something very special.

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

We have worked very hard at Sterling to rebuild our financial strength and expand our markets. Our combination with Umpqua is the next chapter in creating value for our shareholders and new opportunities for our customers and employees. Our people are very excited about this transaction and opportunity. This is a compelling combination that leverages the strengths of both banks, including a shared community bank culture and focus, a formidable combined footprint, a complementary product mix, talented professionals on both sides focused on execution and results, combined scale, increasing growth opportunities and a commitment to excellence in financial performance. We look forward to our partnership and to building a bank that will be very formidable in all of the markets that we serve.

I'll turn the call to Ron.

Ronald L. Farnsworth

Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

Okay. Thanks, Greg. The total deal value of $2 billion is allocated 93% stock and 7% cash, resulting in 51% Umpqua ownership and 49% Sterling ownership on a fully diluted basis. This works out to 107.8 million diluted shares issued and aggregate cash consideration of approximately $140 million. The consideration is fixed and has been since August 26. The deal value is priced at 1.67 times our Q2 tangible book value per share, which compares favorably to large bank precedents, and below our current valuation of two times tangible book value.

Prior to the run-up in our stock price earlier this week, the deal value was 1.61 times tangible book. I'll point out given we were fixed on the exchange ratio, the only change the higher stock price has had on the deal is a higher deal value and higher goodwill. No change to our tangible capital ratios, EPS accretion or the shares issued.

Major financial modeling assumptions noted on page 12 of the investor presentation include cost savings of 30% on Sterling's core cash operating expenses, totaling $87 million per year, with the phase-in expected to be 50% in 2014 and 100% in 2015. We view this level of planned cost savings as reasonable, noting it as 14% of the combined company's expense base. No revenue synergies were included, but many achievable opportunities are expected across commercial banking, treasury management and wealth management.

A pre-tax restructuring charge of $80 million, modeled conservatively as coming on day one, but in reality being spread across the integration time period. Restructuring Sterling's balance sheet by $0.5 billion through deleveraging wholesale borrowings and securities and term placement on a portion of overnight borrowings with the goal of eliminating Sterling's liability sensitivity.

Limited expected branch divestures in certain Oregon markets, a core deposit intangible of 1.25% of non-time deposits, amortizing over 10 years on an accelerated basis; store remodeling costs and the Durbin interchange impact have been factored in; a credit mark of $250 million or just over 3% of the portfolio. I'll note, this mark is not modeled to accrete back into earnings over time. Net negative interest rate and other marks on the balance sheet of $77 million pre-tax, as outlined on the bottom of page 12 of the IR deck, and the deferred tax asset is transferrable.

On page 13 of the deck, using median IBES estimates with those assumptions noted above, results in 12% plus EPS accretion in 2015 once the expense synergies are 100% phased in. Once again, I want to stress we are being conservative with this and are not assuming any revenue synergies nor any of the $250 million credit mark accreting back into earnings.

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So, that is taking IBES estimates and adjusting for synergies phasing in, the net CDI amortization change, amortization and accretion of the rate marks, the impact of Durbin on interchange, the positive impact of the balance sheet restructuring, and smaller adjustments such as store renovation, depreciation. The balance sheet deleverage and restructuring is estimated to reverse the negative 1.5% spread on the $0.5 billion of bonds and borrowings. Included in the accretion estimate are the rate marks amortizing into net interest income under the effective interest method, with the loan discount accreting over five years, the time deposit premium over 15 months, the repurchase agreement premium over three years, and the trust preferred discount over its remaining life of 21 years. Due to speculation over the tangible book value dilution this past week, we want to be very clear and I turn your attention to the last page of the investor presentation, which translates the opening balance sheet assumptions we just noted and reflected on page 12 into the estimated 4.6% of dilution to tangible book value per share. The earnback to tangible book is estimated at 2.5 years on a pro forma basis and 0.75 years on a spot basis, both well below our previously stated targets we discussed with you over the past year. We focus on the more conservative pro forma calculation but show both methods for comparison. Our capital ratios at close are projected to be 9% for TCE and 10.6% for Tier 1 common, 10.4% for Tier 1 leverage, 13.5% for Tier 1 total and 14.1% for total risk-based capital. This includes normal quarterly dividends for both companies between now and close, with no stock repurchase, as noted on the last page of the deck. We projected our capital ratios over the integration time period and are comfortable with our position from a capital stress test standpoint. In addition, as a $22 billion bank, all in closing and integration, we will have greater options for further M&A and we look forward to the deal closing in the first half of 2014. Now I'll turn the call back to Ray. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. Okay. Thanks, Ron. One last comment before we take your questions. I want to personally thank everyone of both banks who have put so much work into making this merger reality. In particular, I wish to single out my new partner Greg Seibly for the incredible resolve and professionalism during our negotiations. What Greg and his management team have accomplished over the last five years is clearly one of the most successful comeback stories in financial history. All of us here at Umpqua admire their accomplishments as well as the dedication they have had at Sterling. The staff and shareholders of Sterling should be very proud. We'll now take your questions.

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And first, we'll go to Jeff Rulis with D.A. Davidson.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Thanks. Good morning.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Hey, good morning, Jeff.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Ron, a question on the margin impacts. Any sort of broad commentary on how this changes sensitivity, and maybe just simply sort of flat, neutral or positive impact on the combined margin?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Yes. As you recall, we've got a couple things going on for margin. Both the Financial Pacific Leasing transaction, which we closed on July 1, would be very accretive to our margin.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Sure.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

When we look at this on a pro forma basis, again, assuming no accretion of that $250 million credit mark, we're looking at zero to 5 basis points of additional accretion to the margin.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Okay. Sure. And I didn't see a breakup fee listed anywhere. Is there a – on either side of this transaction?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

There is a breakup fee of $75 million.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Okay. And then what would be the adjusted ownership for Warburg Pincus and Thomas Lee at the conclusion of the deal?

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Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Around 22%, combined.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Combined.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Got it. And then, just lastly, maybe for Ray or Ron, because Ron alluded to the M&A options going forward, you might have more options I guess. What would be the – again, I would imagine the integration of this deal would be at the forefront, but what potentially could be out there on the M&A front, either geographically or within different business lines?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Well, I think Ron's comment alluded to the fact that once integration is completed, once this deal is closed up, and I think we're going to have more opportunities, but we will – as we always have been, we've been proactive when it makes sense. I think we've commented over the years that the two hurdles we have to jump over are the strategic rationale and then of course the financial metrics. But rest assured, our focus is 100% on the successful integration of our two companies for the time being.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Fair enough. Thanks. That's it for me.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

You bet. Thanks.

Operator: Next we'll go to Sachin Shah with Albert Fried.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Hey, good morning. Thanks for taking my question.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Good morning.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

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I just wanted to find out about the background. Could you just maybe just talk about this. It's been kind of speculated in the media, but just want to hear from you guys how this kind of deal came about. And if you could just maybe just walk me through the regulatory approvals that are needed? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A The standard regulatory approvals that we follow on all our acquisitions will be started immediately. And as far as the history of the transaction, that's going to be outlined in great detail in the proxy that will be issued shortly. Sachin Shah Analyst, Albert Fried & Co. LLC Q Okay. So, the Fed, FDIC, are there any state regulatory approvals -? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. Normal - Sachin Shah Analyst, Albert Fried & Co. LLC Q – Oregon and Washington? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. Normal approval in Oregon, just normal approvals. Sachin Shah Analyst, Albert Fried & Co. LLC Q Okay. And in regards to the dividend, is Sterling allowed to continue to pay their quarterly dividend till the deal closes? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. I noted that. It's also noted in the projected tangible book at close on the last page of the IR deck. So the $0.20 per share per quarter for them and $0.15 per share per quarter for us. Sachin Shah Analyst, Albert Fried & Co. LLC Q Okay. Okay. Fair enough. Thank you. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You bet. Thanks. Operator: And next we'll go to Joe Morford with RBC Capital Markets.

Joseph Morford Analyst, RBC Capital Markets LLC Q Thanks. Good morning, everyone and - Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Good morning, Joe. Joseph Morford Analyst, RBC Capital Markets LLC Q – congratulations. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Thanks, Joe. Joseph Morford Analyst, RBC Capital Markets LLC Q I wondered if you could just maybe give little more details on the plans you have for the balance sheet restructuring, particularly the liabilities, and along those lines, just what's included in your accretion assumptions. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Okay. As I talked about, we're looking at de-leveraging a portion of the balance sheet, the wholesale borrowings and bonds. Those will be for higher cost borrowings, lower yielding bonds with a negative spread. We've got a fair value of it. Let's take advantage of that time and we're kind of deleveraging it too, increase the asset sensitivity of the combined company, that's been our goal, as we've discussed over the past year, and I think we're well positioned for it. We want to be well positioned on the back end. We got to get a shot at doing it. Joseph Morford Analyst, RBC Capital Markets LLC Q Okay. And then – and getting to the 12% accretion is how - Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A If you were [indiscernible] (21:14) Joseph Morford Analyst, RBC Capital Markets LLC Q What's the contribution coming from that? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Sure. If you were to take a negative 1.5 spread on $0.5 billion, you do the math -

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

That will be the piece.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. And then, I guess also, Ron, can you provide a little more kind of detailed breakout of the cost savings and where those are going to come from? How much would be saved from branch consolidations? How much from, say, duplicate back office functions, maybe how much from funding cost savings, things like that?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

It's premature for us to give any specifics on any particular areas, but obviously we've been working on this for quite a while and more of that will come as soon as we land on it and consummate those numbers.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

And Joe, I'll add on to that. None of the 30% cost savings is projected to come from funding changes on the balance sheet.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Right.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

It's purely -

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. That's helpful. And then lastly, how should we think about the growth trajectory of the FinPac operations? Any change here, or is that kind of business as usual in terms of the plans you had to grow that business and expand it?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Well, let me put this way. There's not a downside to FinPac. FinPac is doing terrific and we look for that to continue.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

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Okay. Thanks very much. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. Thanks. Operator: Moving on to Matthew Clark with Credit Suisse. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Hey, good morning, guys. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Hey. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Good morning. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Can you talk to the underlying growth assumptions you're assuming I guess for STSA and how you're getting maybe to that 15% IRR, just curious. I know they've been growing I think high-single digit – high-single digits with a lot of that coming from multi-family of late, but just curious what you're assuming there. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Matt, as we presented this throughout the investor presentation release last night and this morning on the 8-K, this is all IBES estimates. I think you're right in terms of the long-term growth rate, high-single digits, it's where they've been. But again, 2014, 2015 plus, it's all median IBES. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q I guess I'm trying to get at the loan growth assumptions. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Again, median IBES. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. Okay, got it. And then on the DTA, I guess what's your expectation in terms of timing of when you might -?

Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A That will roll off over time, but we're very pleased that it's transferrable. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Yes. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A But that will be rolling off over time. At this point, I'd see that in our capital projections. This is all under Basel III, and we've got all that factored into the ratios we put out last night. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. And on the – in terms of what you might – I know you're shrinking the balance sheet by about $500 million. Can you talk to maybe what you're assuming in terms of attrition, if any? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Very modest. Our experience in past acquisitions, past mergers, has been very little on the stuff that you care about. As we look at brokers and et cetera, things of that nature, we'll look at that, but very little. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. And then when you think about the mortgage platform at Sterling, obviously a lot larger than yours. Can you talk to whether or not you see any synergies there or not and how you might integrate the two? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Yes. There is no question there is going to be efficiencies. I mean, I think it's pretty clear that everybody is – as at least larger banks have been predicting a slowdown in total volume. We see that the combination of the two companies actually being very positive and the fact that we'll be able to take advantage of the combined efficiencies that we'll be able to draw out of both mortgage groups. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. And I assume, as it relates to the expense base there, you're not going to wait for – you're going to be adjusting that expense base given market conditions, I would assume, in the meantime. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You got that right.

Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A That's – Greg is as well, as well as Umpqua. We both companies are obviously – it's business as usual for the next number of months. Greg is still running Sterling and I'm looking over here at Umpqua, but we're going to be doing whatever we need to do, considering market conditions. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Q Okay. That's it for me. Thanks, guys. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. Operator: [Operator Instructions] We'll take a follow-up question from Sachin Shah. Sachin Shah Analyst, Albert Fried & Co. LLC Q Hi, thanks again. Now, you kind of have a broad first half 2014. I was just kind of curious – just kind of – is there a narrowing of the timeframe for the close? And then also, I do see here in your presentation that you have limited expected HHI exposure. So, maybe you can just talk about that and issues on the regulatory side, if there are any. It doesn't seem like there are. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A We're evaluating that right now. It's possible that there is some, but it would – if there is, it would be very, very small – very small actually. As far as time of closing the transaction, I think we've commented the first half of 2014. Sachin Shah Analyst, Albert Fried & Co. LLC Q Okay. Is it because it's too early or -? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A I'm not sure I understand your question. Sachin Shah Analyst, Albert Fried & Co. LLC Q Is it too early to narrowing that timeframe?

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Yes. We've got a lot of work to do. I mean – and I can't – I'm not going to dictate or comment on what the Feds or FDIC and others are going to – they have their own timeline and we're going to honor and respect that.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Okay. And did you have a previous conversation before the announcement today or last night with them in relation to that? Some banks have in previous transactions, but just curious to find out if you had.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Yes, we've got great relationship, as does Greg, with regulators and they've always – we keep them involved in any serious transactions or matters of our banks.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Okay. Great. Thank you, guys. Congratulations.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Thank you.

Operator: Next we'll go to Eric Grubelich with Highlander Bank Holdings.

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

Hi, good morning. I wanted to get clarified something for me, the cost sales that you've outlined at 30%, what approximately is the dollar base you're using for Sterling? Is it like $320 million, $350 million? Could you narrow that down a little bit?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Yes, sure. You take their Q2 base, back out merger expenses and CDI amortization to get the core cash operating expenses, $288 million at 30% is $87 million (sic) [$288 million and the cost savings expected at 30% is $87 million] (28:01).

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

You're using $288 million? Okay.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Correct.

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Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

And then, just on your slide deck where your present valuing the cost savings at $500 million, what's your other assumption that's getting you to the $500 million?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Bear with me here. The $500 million is in essence the present value of that cost base extrapolated over time.

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

Like, what are you discounting at back end?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Roughly – roughly 10% to 11%.

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

Okay. And then just one last question. The earnback that you're quoting on the – I guess it's on page 13, you've got a spotted close and then you've got the pro forma. Can you explain me what you're using for – what spotted close is. And then, on the pro forma, is that on the combined company's earning or just on the incremental from strong -?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Yes. This has been – there's been quite a bit of confusion about these measures over the last few years in M&A. Spot is simply how long does it take us to earn back on tangible book, the dilution that comes from the deal. Pro forma is you expect our tangible book to grow over time. How long does it take us – and that will be diluted on day one with the close. How long does it take us to (sic) [get] (29:01) cash back up to where we would be on our own trajectory? That's a more conservative calculation at 2.5 years.

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

Okay. So that's the future – that's what I thought it was on the -

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Good.

Eric Grubelich
Senior Advisory Board Member, Highlander Bank Holdings, LLC
Q

Thanks for explaining the spot too. Thank you.

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Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Thank you. Operator: We'll now go to Julianna Balicka with Keefe, Bruyette & Woods. Julianna Balicka Analyst, Keefe, Bruyette & Woods, Inc. Q Hi. Thank you for taking our questions. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A You bet. Q This is actually David for Jackie. Just had a question on the $80 million merger charges. Can you give us a little bit detail on if that's front-loaded, like what's the timeframe and the different things that encompass, please? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Sure thing. It's going to contain the typical stuff that you'd expect, banker fees, legal fees, contract termination costs, other cost-related integration. I'd expect roughly a quarter to a third of that to occur on day one and the balance to be spread over the integration time period. But again I want to point out, I mentioned this in my comments earlier. For purposes of our pro forma capital calculations and the tangible book impact at close, we model that all to occur on day one, but that'll in reality come over time. Q Okay. Thank you. And also on the ongoing dividend plans for the combined company after the deal close, are we looking at that to be keeping the Umpqua current dividends or do you have a target payout ratio? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Both companies will sustain their current dividend payout ratio. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Through the close and - Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Through the close.

Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A And us going forward, yes. Q But after the deal closes? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A No change to our dividend policy post deal. Q Okay. All right. Thanks for answering the questions. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A You bet. Operator: Next we'll go to Jackie Chimera with Keefe, Bruyette & Woods. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A I think they just asked. I think that was just asked. You might go to the next question. Operator: I'm showing no response from this line. We'll go to [ph] Mitch Norden with Sector Capital (31:18). Q Yes. Hi. Can you talk about the amount of due diligence you've done? What percent of the loan book of Sterling that you've reviewed? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You get on the second to last page of the investor presentation, we noted diligence, activities, which were very detailed. Approximately 23% of the entire loan portfolio was reviewed in detail and then included those 74% of all loans over $5 million. Q

Okay. And are there any specific financial performance thresholds that Sterling has to meet, be it book value or non-performers or interest rate movements on Sterling that permit you to not consummate the merger? I'm talking about outside of a standard generic language, but are there any specific tests, say, they need to meet? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A No, there are not. J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington) A This is Greg Seibly. There are none. Q Okay. And also, have you modeled in any branch for store divestitures when you ran the pro forma at all? I know the overlap is pretty small, but I'm wondering when you model this, did you model in any divestitures? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Limited amount is noted on page 12 of the deck, but again, that is yet to be determined and finalized. Q Great. Last question, and I appreciate your time. With regard to the dividends, you've mentioned both the companies can continue to pay dividends. Will there be a coordination in the dividend declarations between the companies? And if there is such that shareholders wouldn't get – will there be some type of interim or prorated dividend paid to equate the time periods between the dividend declarations in the interim? J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington) A Yes. This is Greg. The legal document I think contains provisions that allow for that experience so that there will essentially be coordination of timing. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A And you'll see that filed on an 8-K probably, most likely early next week. Q Great. Congratulations. Thanks again. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You bet.

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

A

Thank you.

Operator: Matthew Clark with Credit Suisse has the next question.

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

Hey, guys. I just wanted to touch on the pro forma loan mix and how you think about what you might – what the – where that might migrate over time. Is there other parts of the portfolio that you'd – you want to step up or you see opportunity areas? Just trying to get a sense for how you think that mix might change?

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.

A

Hey, this is Cort. Let me talk to you a little bit about the loan mix. First of all, I think this – the combined company gives us both great opportunities in new markets. For instance, Umpqua is not in Eastern Washington and Idaho. We're not in Southern California. We're strong in Southern Oregon. I think both companies see some real advantages to that. The Sterling Bank under Dave's group has a very strong multi-family generation machine, which is attractive to us. Our commercial lending platform is extremely robust and strong. If you combine that up and we continue to take advantage of those products and of those particular services, we can kind of move the mix as we see out there in the marketplace relative to demands. So we're really looking forward to exploiting those particular – those products and services. So, continued focus on commercial, general blocking and tackling commercial banking is really what the focus is going to be.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

This is Ron. I'll just point out, look closely on page six of the presentation shows a great diversification of the portfolio with this transaction.

Q

Yes. I guess so just maybe hanging on multi-family, I mean – I guess, can you give us a sense for why maybe you guys have shied away from it, but Sterling obviously has grown it much more significantly of late and why you're going to go – you might be comfortable with it?

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

A

This is Greg. I think the multi-family efforts of Sterling clearly have centered around the expertise of an individual, and I think he's well recognized as among the very best at what he does in the country and that's David. Anyhow, he'd be part of the leadership team going forward. Ray obviously referenced that in his comments. He and Cort are going to work closely together in terms of how that business is going to work. I think he brings great value, a very attractive team and franchise that we've built successfully at Sterling over the last three years.

If you've watched our recovery story, that team has been responsible for nigh on about $2 billion now in terms of overall originations during that period of time. And I think as we talked about this when I spent time with Ray, with Ron, with Cort, and David has taught extensively all of them as well. This is really an opportunity to bring

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Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

these two organizations together and take it to the next level. That plus the Southern California piece, I think there's nothing other than enhanced value, as Cort well said. And again, I think it comes down to that franchise that's built largely around David and the ability to leverage that at Sterling and now at Umpqua.

Let me add another piece. Our focus over the last 3.5 years has really been around the C&I part of the balance sheet. If you look at our recent foray or increase in Templeton on ag lending, our capital markets group, the emphasis we placed in Seattle features our market in Reno and in Bay Area, the traditional C&I. We really moved that C&I piece of our business substantially over the last 3.5 years. If you look at that, I mean, you look at what Greg and Dave have done on Sterling, you combine that up, it's a heck of a force that we're going to have with this combined company. But I think there's real advantages for the combined companies that use this very strong balance sheet, very diverse, low mix, and kind of take advantage of opportunities.

Q

Okay. And then just finally, when we've seen some other MOEs out there, they, I think, have obviously large expectations, but sometimes things don't play out maybe as expected, maybe the balance sheets down the road aren't as big as they previously thought they would be. Just trying to get a sense for – you guys have been obviously very externally focused in ramping up the pipeline, and – just can you give us some sense on how you plan to balance those on the front line and kind of looking – remaining externally focused while you try to integrate and balance the internal key sets? Obviously very important.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.

A

Yes, Matt. This is Ray. I think you guys – I think everybody is going to analyze this transaction the way they want to. But I think it's pretty clear by looking into this, this would not be classified as an MOE. That being said, we do see this as a very strategic merger of two very strong companies coming together. And as I said, we're going to take advantage of the best of the best.

Greg and I both believe and know that we've had tremendous success in integrating companies over the last several years. There is no reason for us to think for a minute this one will not go just as successful. This company has always – when I say this company, I mean Umpqua and Sterling, have always been, remain focused on doing the right thing, not just for shareholders and the overall company, but also for our people. And we will continue with that into the future. So the beat goes on.

J. Gregory Seibly
President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington)

A

Yes. This is Greg. I think Ray touched on this, Ron touched on this. I think the plan that's developed here, again there's tons of experience on both sides in terms of effectively integrating mergers. This will be the biggest one either one of us has done by far. The point people who are going to be responsible, as Ray said, for the day-to-day integration of this, right. So you're focused on the front office with the appropriate focus on the integration. Our Ezra Eckhardt, who's Sterling's current President and Chief Operating Officer, he is a first-class guy. Many of you have met him or know him through the recap process and what we've accomplished with our company. And Umpqua, on the other side, is going to have Dan Sullivan. And I think those two individuals, as they go through the selection of people, products, processes, markets, are going to do a fabulous job and allow a subset of the rest of us to continue to focus on taking care of our customers and our community. So I think it will be a very good outcome.

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Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. If I can add – Ray again. If I can add one thing, I think that's absolutely correct. With Ezra and Dan in charge of integration, what Greg and I are asking both of these fine guys to do is to – this isn't going to be a part-time job, like some integrations that are smaller that you can – it's easier to do. We're going to build a – we will have a staff of people that are totally 100% focused on the integration of our companies to get it – to complete it successfully and quickly. So we – and we know we've got that experience to get it done. Q Okay. Thanks for the color, guys. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You bet. Thanks. Operator: Next we'll go to Matthew Keating with Barclays. Matthew J. Keating Analyst, Barclays Capital, Inc. Q Yes. Thank you. I'm just curious in terms of – you noted on slide 12 that the estimated cost of the Sterling branch renovation is about $41 million. How does that – or that level investment that you need to make in the Sterling branch is compared to previous acquisitions? If you could just comment on what kind of changes you need to make and whether it's consistent with your past experience. Thanks. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Yes. It's very consistent, Matt. There's – yes, we've got a pretty good track record of doing that. We've integrated so many different banks and stores and branches or converted them to the Umpqua stores. So, very consistent. Matthew J. Keating Analyst, Barclays Capital, Inc. Q Okay. Thank you. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You bet. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A You bet. Operator: And now we'll go to Jackie Chimera with Keefe, Bruyette & Woods.

Q Hi. This is Dave again. I just have a few follow-up questions. First of all, on the PE investors on Sterling side, are they subject to any holding period restrictions following the deal close? J. Gregory Seibly President, Chief Executive Officer & Director, Sterling Financial Corp. (Washington) A No. I don't – no, they are not. Q Okay. And on the TRUPS, given the recent change in regulatory capital rules, what are your thoughts on repaying the TRUPS early? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A No plans to repay it early. It is a low-cost form of capital. We have that modeled to phase in with Basel III from Tier 1 to Tier 2 over time starting in 2015, completing in 2016. So, no changes there. Q Okay. Thanks. And on the cost saves, do you have any planned deposit run-off due to the HHI? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Very modest. Q Very modest. And also, you talked about the pro forma target capital – the capital levels. I'm just wondering if you have any target capital levels you manage to. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Sure. Our target capital levels are 150 basis points above well-capitalized. We just went down the roster on each of the ratios, found the well-capitalized number at 1.5%, and that's where our target is. Q Okay. And finally, on the ongoing dividend plans, is there a target payout ratio that you target? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A

Umpqua Holdings Corp. (UMPQ)
Umpqua Holdings Corporation and Sterling Financial Corporation Merger Call
Corrected Transcript
12-Sep-2013

Our long-term target is 40% to 50%. We feel very comfortable with that. Today, we're a bit above that, but it will be their long-term.

Q

Thank you.

Operator: Now we'll go to Doug Johnson with Evercore.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Good morning, Doug. Are you there?

Doug Johnson
Analyst, Evercore Partners (Securities)
Q

I'm sorry – hey, hear me now guys?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

We can.

Doug Johnson
Analyst, Evercore Partners (Securities)
Q

Yes. Sorry about that. Line was on mute. My question relates to the staggered phase-in of the cost saves, and I guess really what you're expecting and I know it's a partial year, but what you're expecting for accretion in 2014.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

2014 is going to be accretive. We haven't given a specific metric, but it would be a bit less than what we've shown for 2015 because the cost saves aren't going to be fully phased-in.

Doug Johnson
Analyst, Evercore Partners (Securities)
Q

Right. Okay. Okay, thanks for that. And then just seguing some clarity on FinPac, you mentioned things are going pretty well. But just wanted to kind of reconfirm, are you still going to be targeting $1 billion portfolio in four years in the same trajectory, no change in anything in your thought process there?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Absolutely no change.

Doug Johnson
Analyst, Evercore Partners (Securities)
Q

Understood. Okay. That's all I got. Thanks for taking my questions.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Umpqua Holdings Corporation (“Umpqua”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sterling Financial Corporation (“Sterling”) and Umpqua, and Sterling and Umpqua will each file other documents with respect to the proposed merger.  A definitive joint proxy statement/prospectus will be mailed to shareholders of Sterling and Umpqua.  Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Umpqua or Sterling through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Umpqua will be available free of charge on Umpqua’s internet website at www.umpquaholdingscorp.com or by contacting Umpqua’s Investor Relations Department at 503.268.6675.  Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s internet website at www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509.358.8097.

Umpqua, Sterling, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on

May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013, respectively.  Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013, March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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